Exhibit 99.4

November 30, 2021

Raymond Chabot Grant Thornton LLP
Suite 2000
National Bank Tower
600 De La Gauchetière Street West Montréal, Quebec
H3B 4L8

T 514-878-2691

British Columbia Securities Commission

Alberta Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan

The Manitoba Securities Commission

Ontario Securities Commission

Autorité des marchés financiers

Financial and Consumer Services Commission (New Brunswick)

Nova Scotia Securities Commission

Office of the Superintendent of Securities, Prince Edward Island

Office of the Superintendent of Securities, Newfoundland and Labrador

Office of the Superintendent of Securities Northwest Territories

Office of the Yukon Superintendent of Securities

Nunavut Securities Office

Dale Matheson Carr-Hilton Labonte LLP

Dear Sirs/Mesdames:

Subject:	Hut 8 Mining Corp.
Notice of Change of Auditor

We acknowledge receipt of a Notice of Change of Auditor (the “Notice”) dated November 30, 2021, delivered to us by Hut 8 Mining Corp. in respect of the change of auditor of Hut 8 Mining Corp.

Pursuant to National Instrument 51-102 of the Canadian Securities Administrators, please accept this letter as confirmation that we have reviewed the Notice. We agree with each of the statements therein as they relate to Raymond Chabot Grant Thornton LLP and we have no basis on which to agree or disagree with statements not related to Raymond Chabot Grant Thornton LLP contained in the Notice.

Yours truly,

Louis Roy, CPA, CA

Partner

Member of Grant Thornton International Ltd	rcgt.com